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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 17)*

                             CANTEL INDUSTRIES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                   858578-10-7
                                 (CUSIP Number)
Mr. Charles M. Diker                       Eric W. Nodiff, Esq.
One New York Plaza                         747 Third Avenue
New York, NY  10004 (212) 908-9956         New York, NY 10017 (212) 759-3300

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 16, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such shares). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP NO. 858578-10-7                                 Page   1   of   7   Pages
         ------------                                      -----    -----

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1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Charles M. Diker
          ###-##-####
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                     (a) / /
/
                                                                         (b) / /
     Joint filings pursuant to Rule 13d-1(f) (1)

--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

     SOURCE OF FUNDS*
4
     PF

--------------------------------------------------------------------------------

     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) or 2(e) / /

--------------------------------------------------------------------------------

     CITIZENSHIP OR PLACE OR ORGANIZATION
6
     United States
--------------------------------------------------------------------------------

                                        7        SOLE VOTING POWER
NUMBER OF                                        879,134
SHARES
BENEFICIALLY                            8        SHARED VOTING POWER
OWNED BY                                         208,798
EACH
REPORTING                               9        SOLE DISPOSITIVE POWER
PERSON                                           879,134
WITH
                                        10       SHARED DISPOSITIVE POWER
                                                 519,515

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,398,649

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     31.1%

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*
     IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION SCHEDULE 13D


CUSIP NO. 858578-10-7                                  Page   2   of   7   Pages
          -----------                                       -----    -----


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--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Weiss, Peck & Greer

--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                     (a) / /
                                                                         (b) / /
     Joint filing pursuant to Rule 13d-1(f)(1)

--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS

     WC, 00

--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OR ORGANIZATION

--------------------------------------------------------------------------------

                                        7        SOLE VOTING POWER
NUMBER OF
SHARES                                  8        SHARED VOTING POWER
BENEFICIALLY                                     18,750
OWNED BY
EACH                                    9        SOLE DISPOSITIVE POWER
REPORTING
PERSON                                  10       SHARED DISPOSITIVE POWER
WITH                                             18,750

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,750

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.4%

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*
     PN, BP, IA

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION


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     This Statement constitutes Amendment No. 17 to the Statement on Schedule
13D filed with the Securities and Exchange Commission by Charles M. Diker and Weiss, Peck & Greer. The Schedule 13D, as amended, is referred to herein as the "Schedule 13D." This Statement is being filed (i) to correct an error in Amendment No. 16 dated October 16, 1997 to the Statement on Schedule 13D ("Amendment No. 16) described below and (ii) to update information on Mr. Diker's percentage ownership of securities of Cantel Industries, Inc. held by Mr. Diker.

     Item 5 is amended and supplemented as follows:

     Items 10, 11 and 13 of the cover page of Amendment No. 16 inadvertently understated Mr. Diker's beneficial ownership of the Corporation's securities by failing to include 136,042 shares of Common Stock held in certain discretionary accounts with Weiss, Peck & Greer ("WP&G"). However, such shares were disclosed in Item 5 of Amendment No. 16. Mr. Diker is a limited partner of WP&G but he has no beneficial ownership with respect to these accounts. However, by reason of his investment power, Mr. Diker may be deemed to be the beneficial owner of said 161,042 shares. Pursuant to Rule 13d-4, Mr. Diker expressly disclaims that he is the beneficial owner of such shares. Had the shares been reported on the cover page, Items 10, 11 and 13 would have been 458,715, 1,275,049, and 30.2%, respectively, at October 16, 1997.

     This Amendment No. 17 to the Statement on Schedule 13D also updates Mr. Diker's beneficial ownership through February 9, 1999 as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended and supplemented as follows:

     (a)-(b) Items 7-11 and 13 of the cover pages of this Schedule 13D which relate to beneficial ownership of the Corporation's securities by Mr. Diker are hereby incorporated by reference in response to this item. As of March 18, 1999, Mr. Diker beneficially owned within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, 1,398,649 shares of Common Stock of the Corporation (including share equivalents), constituting approximately 31.1% of the Corporation's Common Stock giving effect to the exercise in full of all the Options referred to below. The percentage is based upon 4,382,268 shares of Common Stock of the Corporation outstanding on March 18, 1999 and giving effect to the exercise in full of all the Options.

     The 879,134 shares beneficially owned by Mr. Diker as to which he has sole voting power and sole disposition power include:

     (1) 770,633 shares of Common Stock of the Corporation; and

     (ii) Currently exercisable options to purchase 108,501 shares of the Common Stock of the Corporation (the "Options").

     Should Mr. Diker exercise the Options in full, he would then have the sole power to vote and the sole power to dispose of 879,134 shares of Common Stock.

                                       4

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     Mr. Diker has shared power to vote (or to direct the vote) and shared power to dispose of (or to direct the disposition of) an aggregate of 208,798 shares of Common Stock of the Corporation, comprised of (i) 5,000 shares of Common
Stock owned by the DicoGroup, Inc. (the "DicoGroup Shares"), (ii) 142,498 shares of Common Stock owned by the Children's Trusts (the "Trust Shares"), and (iii) 61,300 shares of Common Stock owned by a non-profit corporation (the "Foundation") of which Mr. Diker and his wife are the principal officers and directors (the "Not For Profit Shares"). Mr. Diker may be deemed to be the beneficial owner, under Rule 13d-3 of the DicoGroup Shares, the Trust Shares and the Not For Profit Shares. Pursuant to Rule 13d-4, Mr. Diker expressly disclaims that he is the beneficial owner of such shares.

     Mr. Diker has shared power to dispose of (or direct the disposition of) an aggregate of 519,515 shares of Common Stock of the Corporation, comprised of (i) the 5,000 DicoGroup Shares referred to above, (ii) the 142,498 Trust Shares referred to above, (iii) the 61,300 Not For Profit Shares referred to above,
(iv) 138,875 shares of Common Stock of the Corporation owned by Mr. Diker's wife, and (v) 171,842 shares of Common Stock of the Corporation held in certain discretionary accounts with Weiss, Peck & Greer (the "WP&G Account Shares"). Mr. Diker's wife has sole power to vote (or to direct the vote of) her shares. However, Mr. Diker may be deemed to be the beneficial owner under Rule 13d-3 of the 138,875 shares of Common Stock owned by Mrs. Diker. As described above, Mr. Diker may be deemed to have investment discretion with respect to the WP&G Account Shares. Mr. Diker is a limited partner of Weiss, Peck & Greer but he has no beneficial ownership with respect to these accounts and he does not have the power to vote (or to direct the vote of) the WP&G Account Shares. However, by reason of his investment power, Mr. Diker may be deemed to be the beneficial owner of the 171,842 WP&G Account Shares. Pursuant to Rule 13d-4, Mr. Diker expressly disclaims that he is the beneficial owner of (i) the shares owned by Mrs. Diker and (ii) the WP&G Shares.

     Weiss, Peck & Greer has the sole power to vote (or to direct the vote) and sole power to dispose of (or to direct the disposition of) the 18,750 shares of Common Stock owned by it, which power is exercisable by the Weiss, Peck & Greer partners.

     On October 30, 1998, Mr. Diker was granted a ten-year option by the Corporation to purchase 50,000 shares of Common Stock at an exercise price of $7.75 per share. The option is exercisable in three approximately equal annual installments commencing on the date of grant (i.e., 16,667 shares are currently exercisable).

     On November 30, 1998, a discretionary account of WP&G purchased 1,000 shares of Common Stock in an open market transaction. The purchase price for the shares was $6,875 ($6.875 per share).

     On December 22, 1998, a discretionary account of WP&G purchased 2,000 shares of Common Stock in an open market transaction. The purchase price for the shares was $13,500 ($6.75 per share).

     On December 28, 1998, a discretionary account of WP&G purchased 2,000 shares of Common Stock in an open market transaction. The purchase price for the shares was $13,125 ($6.5625 per share).

     On December 29, 1998, a discretionary account of WP&G purchased 1,000 shares of Common Stock in an open market transaction. The purchase price for the shares was $6,500 ($6.50 per share).

     On December 31, 1998, a discretionary account of WP&G purchased 2,000 shares of Common Stock in an open market transaction. The purchase price for

                                       5

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the shares was $13,000 ($6.50 per share).

     On January 20, 1999, Mr. Diker purchased 4,500 shares of Common Stock in an open market transaction. The purchase price for the shares was $24,750 ($5.50 per share).

     On January 20, 1999, the Foundation purchased 5,000 shares of Common Stock in an open market transaction. The purchase price for the shares was $27,500 ($5.50 per share).

     On January 20, 1999, various discretionary accounts of WP&G purchased an aggregate of 8,000 shares of Common Stock in open market transactions. The purchase price for the shares was $44,000 ($5.50 per share).

     On February 18, 1999, Mr. Diker purchased 1,000 shares of Common Stock in an open market transaction. The purchase price for the shares was $6,500 ($6.50 per share).

     On February 18, 1999, the Foundation purchased 1,000 shares of Common Stock in an open market transaction. The purchase price for the shares was $6,500 ($6.50 per share).

     On February 18, 1999, Mr. Diker's wife purchased 1,000 shares of Common Stock in an open market transaction. The purchase price for the shares was $6,500 ($6.50 per share).

     There were no other transactions by the reporting person effected during the past 60 days.


                                       6


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                                    SIGNATURE



     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:   March 18, 1999


                                           /S/ CHARLES M. DIKER
                                           -------------------------------------
                                           Charles M. Diker


                                           WEISS, PECK & GREER


                                       By: /S/ CHARLES M. DIKER
                                           -------------------------------------
                                           Charles M. Diker


                                       7